SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1
                             AMENDMENT NO. 1 TO THE
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES V
                            (Name of Subject Company)

                                    ORIG, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E308
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                November 5, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
|   Transaction Valuation: $115,000 (a)             |      Amount of Filing Fee|
| Limited Partnership Interest at $230 per Interest |            $23.00 (b)    |
--------------------------------------------------------------------------------

         (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)      Calculated as 1/50th of 1% of the Transaction Value.
|X|      Check box if any part of the fee is offset as provided by Rule 0-11 (a)
         (2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of Schedule and the date of its filing.
         Amount Previously Paid:  __________$23.00
         Form or Registration No.: _________Schedule 13E-4, Amendment No.1
                                            to Schedule 13E-4
         Filing Party:  ____________________NTS Properties V
         Date Filed:  ______________________November 5, 1999,  December 23, 1999


    ----------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
         (entities only):    ORIG, LLC
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (see instructions):
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Sources of Funds (see instructions):    W.C.
--------------------------------------------------------------------------------
5) |_| Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------
7) Aggregate Amount Beneficially Owned by Each Reporting Person: ORIG, LLC beneficially owns 4,495 of the limited liability interests in the Partnership. (1)
--------------------------------------------------------------------------------
8) |_| Check if the Aggregate Amount in Row 7 Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
9)       Percent of Class Represented by Amount in Row 7:    14.6%
--------------------------------------------------------------------------------
10)      Type of Reporting Person (see instruction):    00
--------------------------------------------------------------------------------


         (1) ORIG disclaims beneficial ownership of 2,637 of these Interests consisting of: (i) 2,632 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and (ii) five Interests owned by the General Partner.

--------------------------------------------------------------------------------
1)       Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
         (entities only):    J. D. Nichols
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (see instructions):
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Sources of Funds (see instructions):    PF
--------------------------------------------------------------------------------
5) |_| Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization: J. D. Nichols is a citizen of the
         U.S.A.
--------------------------------------------------------------------------------
7) Aggregate Amount Beneficially Owned by Each Reporting Person: J. D. Nichols beneficially owns 4,495 of the limited liability interests in the Partnership. (1)
--------------------------------------------------------------------------------
8) |_| Check if the Aggregate Amount in Row 7 Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
9)       Percent of Class Represented by Amount in Row 7:    14.6%
--------------------------------------------------------------------------------
10)      Type of Reporting Person (see instruction):    00
--------------------------------------------------------------------------------


         (1) Mr. Nichols disclaims beneficial ownership of 2,823 of these Interests, consisting of: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 186, or 10%, of the Interests owned by ORIG.

--------------------------------------------------------------------------------
1)       Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
         (entities only):    Brian F. Lavin
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (see instructions):
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Sources of Funds (see instructions):    PF
--------------------------------------------------------------------------------
5) |_| Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:Brian F. Lavin is a citizen of the
         U.S.A.
--------------------------------------------------------------------------------
7) Aggregate Amount Beneficially Owned by Each Reporting Person: Brian F. Lavin beneficially owns 4,495 of the limited liability interests in the Partnership. (1)
--------------------------------------------------------------------------------
8) |_| Check if the Aggregate Amount in Row 7 Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
9)       Percent of Class Represented by Amount in Row 7:    14.6%
--------------------------------------------------------------------------------
10)      Type of Reporting Person (see instruction):    00
--------------------------------------------------------------------------------


         (1) Mr. Lavin disclaims beneficial ownership of 4,309 of these Interests, consisting of: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (vi) 1,672, or 90%, of the Interests owned by ORIG.

                               AMENDMENT NO. 1 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1

                                  INTRODUCTION

         This Amendment No. 1 dated December 23, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 (the "Original Statement") filed with the Securities and Exchange Commission on November 5, 1999 by ORIG, LLC (the "Bidder") regarding an offer of the Bidder and NTS Properties V, a Maryland limited partnership (the "Partnership" and, collectively with the Bidder, the "Offerors") to purchase in the aggregate up to 500 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated November 5, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 500 Interests at a Purchase Price of $215 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on December 23, 1999. With two notices to Limited Partners, which were mailed on December 20 and 22, 1999, and a press release dated December 22, 1999, the Offerors announced their intention to: (i) increase the Purchase Price to $230.00 per Interest; and (ii) extend the Expiration Date of the Offer to December 31, 1999.

         This Amendment constitutes the first amendment to the Original Statement. This Amendment supplements and amends the Offer to: (i) increase the Purchase Price to $230 per Interest; and (ii) extend the Expiration Date of the Offer to December 31, 1999. The December 22, 1999 Press Release of the Offerors is attached hereto as Exhibit (a)(6), and the notices which were sent to the Limited Partners by the Partnership on December 20 and 22, 1999 are attached hereto as Exhibits (a)(7) and a(8).

Item 1.  Security and Issuer.
-----------------------------

         (b) The title of the securities that are subject to the Offer is limited partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this tender offer or the limited partnership interests or portions thereof that are tendered by the limited partners of the Partnership ("Limited Partners") to the Offerors pursuant to the Offer to Purchase.) This Offer is being made to all Limited Partners. As of November 1, 1999, the Partnership had 30,871 outstanding Interests held by 2,126 holders of record. Subject to the conditions set forth in the Offer, the Offerors will purchase in the aggregate up to 500 Interests. The purchase price of the Interests tendered to the Offerors will be equal to $230 per Interest, payable to the tendering Limited Partners in cash (the "Purchase Price"). Although the Offer is being made to all Limited Partners, the Bidder has been advised that neither the general partner, NTS-Properties Associates V ("General Partner"), nor any of its partners, members, affiliates or associates intends to tender any Interests pursuant to the Offer.

         Reference is hereby made to the Introduction of the Offer, which is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         (a) The  total  amount  of funds  required  to  complete  the  Offer is approximately $140,000 (including approximately $115,000 to purchase 500 Interests plus approximately $25,000 for expenses associated with administering the Offer such as legal, accounting, printing and mailing expenses and transfer fees). The Partnership will purchase the first 250 Interests tendered pursuant to the Offer and will fund its purchases and its portion of the expenses of the Offer from its cash reserves. If the Offer is oversubscribed, and the Partnership, in its sole discretion, decides to purchase Interests in excess of 250 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Bidder will purchase the next 250 Interests tendered and will fund its purchases and its portion of the expenses of the Offer from cash contributions to be made to the Bidder by its members, pursuant to a Capital Contribution Agreement between Mr. Nichols and Mr. Lavin. Pursuant to the Capital Contribution Agreement, Mr. Nichols and Mr. Lavin have agreed to contribute approximately 90% and 10%, respectively, of the funds necessary for the Bidder (i) to purchase Interests pursuant to the Offer and (ii) to pay the Bidder's proportionate share of the expenses of the Offer. Mr. Nichols and Mr. Lavin, as members of the Bidder, will make these cash contributions immediately upon the expiration of the Offer. If the Offer is oversubscribed and the Bidder, in its sole discretion, decides to purchase Interests in excess of 250 Interests, the Bidder will fund these additional purchases and expenses, if any, from these cash contributions.

         Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer which is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
-------------------------------------------------------------------------

         The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and it is unlikely that one will develop in the future. Transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General
Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue Interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Interests that are tendered to the Bidder will be held by the Bidder. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered, but is conditioned on, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." The Offer will not be consummated, if, in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests, if the purchase of Interests would result in the Interests being owned by fewer than three hundred (300) holders of record.

         The Offerors have agreed that the Partnership will purchase the first 250 Interests tendered during the Offer, and that, if more than 250 Interests are tendered, the Bidder will purchase up to an additional 250 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than 500 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or (ii) above, or if the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered on or before the Expiration Date (defined below) for payment on a pro rata basis. In this case, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on December 31, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Bidder, expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Bidder may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(6) Press Release by the Partnership and the Bidder dated December 22, 1999.

         (a)(7) Notice sent by Partnership to Limited Partners on December 20, 1999.
         (a)(8) Notice sent by Partnership to Limited Partners on December 22, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 23, 1999                 ORIG, LLC,
                                           a Kentucky limited liability company.

                                           By: /s/ J. D. Nichols
                                               ---------------------
                                               J.D. Nichols,
                                               Managing Member


                                           /s/ J. D. Nichols
                                           -----------------
                                           J. D. Nichols, individually



                                           /s/ Brian F. Lavin
                                           ------------------
                                           Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number                          Description
------                          -----------
(a)(6)  Press Release by the  Partnership and the Bidder dated December 22, 1999
(a)(7)  Notice sent by  Partnership  to Limited  Partners  on December  20, 1999
(a)(8)  Notice sent by Partnership to Limited Partners on December 22, 1999

                                                                  EXHIBIT (a)(6)














     Press Release by the Partnership and the Bidder dated December 22, 1999

         Louisville, Kentucky December 22, 1999. NTS-Properties V announced today that on December 20, 1999, it increased the offer price for interests of NTS-Properties V submitted in conjunction with the outstanding issuer tender offer. The price per interest has been increased to $230.00.

         The original tender offer for up to 500 Limited Partnership Interests at $215.00 per Interest commenced on November 5, 1999 and was scheduled to expire December 23, 1999. The expiration date of the Offer has now been extended to December 31, 1999.

         Until December 31, 1999, NTS-Properties V will accept up to 500 Limited Partnership Interests tendered pursuant to the terms and conditions of the Offer at the price of $230.00 per Interest.

                                                                  EXHIBIT (a)(7)














     Notice Sent by the Partnership to Limited Partners on December 20, 1999

                                                             December 20, 1999
Dear NTS-Properties V Investor:

        The price for the Offer to Purchase interests of NTS-Properties V has been increased

                                to $230 per unit!

         Offers from outside companies continue to circulate with many different prices, most recently a price of $225 per unit. In response to this offer, effective December 20, 1999, the Partnership has amended its Offer to Purchase, dated November 5, 1999, increasing the price per unit to $230.00.
 The expiration of the Offer to Purchase will remain midnight of December 23, 1999. Payment for units will be made no later than Thursday, December 30, 1999. This transaction will be dated prior to year-end, therefore, your 1999 Schedule K-1 will be your final K-1.

         If you have already submitted paperwork to tender your units, no additional paperwork is required. You will automatically receive the increased price of $230.00. Please note the following that there are no fees or commissions charged.

         Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

         If you have any questions regarding this offer, please call Kathy Larlee, Director, Investor Relations, at (800) 928-1492, extension 544.

                                                                  EXHIBIT (a)(8)














     Notice Sent by the Partnership to Limited Partners on December 22, 1999

                                                              December 20, 1999
Dear NTS-Properties V Investor:

         You recently received a letter from the Partnership stating that the price per unit for the Offer to Purchase had been increased to $230 per unit. It also stated that the expiration date would remain December 23, 1999. The letter should have stated that the expiration date of the Offer to Purchase was extended to December 31, 1999. Please note that your 1999 Schedule K-1 should be your final K-1.

         Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

         If you have any questions regarding this offer, please call Kathy Larlee, Director, Investor Relations, at (800) 928-1492, extension 544.










                                       15

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